Via Facsimile and U.S. Mail
Mail Stop 6010

January 24, 2007

Mr. Gerard G. Gorman
Senior Vice President and Chief Financial Officer
Immunomedics, Inc.
300 American Road
Morris Plains, NJ   07950

Re: **Immunomedics, Inc.**
        Form 10-K for Fiscal Year Ended June 30, 2006
        Filed on August 29, 2006
        File No. 000-12104

Dear Mr. Gorman:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments. In
our comments, we ask you to provide us with information so we may better understand
your disclosure. Please be as detailed as necessary in your explanation. After reviewing
this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 53

10 – License and Distribution Agreements, page 69

1. It appears that you have an obligation to sit on a global autoimmune guidance
    committee for the length of your agreement. Also, you state that you are
    obligated to manufacture and supply epratuzumab for the initial commercial
    launch of epratuzumab for the treatment of SLE and for certain future clinical
    trials for another autoimmune indication, if necessary. Please tell us why it is

appropriate to recognize your up-front payments received over the research and development period, when it appears you have obligations that extend well beyond the development stage.

12 – Debt, 74

2. Please provide us in disclosure-type format a description of your accounting for the conversion of the $5 million 3.25% Notes into the newly issued 5% Notes and tell us how your accounting complies with the provisions of EITF 96-19. Please include any references to the specific paragraphs within the accounting literature you used that supports the accounting treatment adopted for this conversion.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant